Exhibit 3.1
ARTICLE III, Section 1 of the Amended and Restated Bylaws of SanDisk Corporation
     “The number of directors which shall constitute the whole board shall be eight (8). Each director shall be elected at the annual meeting of the stockholders except as provided in Section 2 of this Article III, and shall hold office until his or her successor is elected and qualified.”